United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

PUBLICLY HELD COMPANY National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 EXTRAORDINARY AND ANNUAL SHAREHOLDERS’ MEETINGS NOTICE OF MEETING The Shareholders of Vale S.A. (“Vale”) are hereby called to the Extraordinary and Annual Shareholders’ Meetings which will be held cumulatively on April 30, 2021, at 10 a.m., exclusively digitally via the Zoom platform, in order to vote on the following Agenda: Annual Shareholders’ Meeting Evaluation of management’s report and accounts and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2020; Proposal for the allocation of profits for the year 2020; Fixing the number of seats of the Board of Directors; Individual election of the members of the Board of Directors; Election of the Chairperson of the Board of Directors; Election of the Vice-Chairperson of the Board of Directors; Election of the members of the Fiscal Council; and Setting the compensation of management and members of the Fiscal Council for the year 2021. Extraordinary Shareholders’ Meeting Approving the Company’s Shares Program; Pursuant to articles 224 and 225 of Law No. 6,404/76, approve the Filing and Justifications for Merger of Companhia Paulista de Ferroligas (“CPFL”) and Valesul Alumínio S.A. (“Valesul”) by Vale; Ratify the appointment of Macso Legate Auditores Independentes, a specialized company hired to conduct the valuations of CPFL and Valesul; Approve the valuation reports prepared by the specialized company;

Approve the mergers, without a capital increase or the issuance of new shares, of CPFL and Valesul into Vale; Pursuant to articles 224 and 225 of Law No. 6,404/76, approve the Filings and Justifications for Partial Spin-Off of Minerações Brasileiras Reunidas S.A. – MBR with the merger of the spun-off portion of MBR’s equity by Vale; Ratify the appointment of Macso Legate Auditores Independentes, a specialized company engaged to conduct the valuation of evaluation of the net assets to be spun off, formed by certain assets and liabilities of MBR (“MBR Spun-off assets”) to merger into Vale; Approve the valuation report prepared by the specialized company; and Approve the merger, without a capital increase or the issuance of new shares, of the MBR Spun-off assets into Vale. Pursuant to CVM Instruction 165/91, with the amendments introduced by CVM Instruction 282/98, the minimum percentage of shareholding in Vale’s voting capital required to request cumulative voting is 5% (five percent). All the relevant documentation regarding the items to be voted on in the Meetings are available to the shareholders at Vale’s head office, on its website (http://www.vale.com) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), the B3 Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) and the Securities and Exchange Commission (www.sec.gov). The shareholder may participate in the Meetings in person or through a duly established proxy, observing the terms of §1 of Article 126 of Law No. 6,404/1976. In this case, the proxy must have been established within one (1) year and be a shareholder or administrator of the Company, a lawyer registered with the Brazilian Bar Association or a financial institution. As provided in Circular Letter/CVM/SEP/No. 01/2021, legal entity shareholders may be represented at the Meetings through their legal representatives or through duly constituted agents, in accordance with the company’s formation documents and under the rules of the Brazilian Civil Code, and in this specific case there is no need for the agent to be a shareholder, an administrator of the company or a lawyer. Similarly, the shareholders that are investment funds, as decided by the CVM Board in the scope of CVM Administrative Procedure No. RJ-2014-3578, may be represented at the Meetings through legal representatives or through agents duly established by their manager or administrator, as provided under their by-laws. As described in the Manual for Participation in the Meeting, to be able to participate in the Meeting, personally or by proxy, the shareholder must prove the ownership of shares issued by Vale with the certificate issued by the depository financial institution or custodian in the same day of the accreditation, as well as: (a) in the case of individual shareholders, a valid photo I.D. or, if applicable, I.D. of the proxy and respective proxy appointment; (b) in the case of legal entity shareholders, a valid photo I.D. of the legal representative and documents proving representation, including the representation agreement and copy of organizational documents and minutes of the election of the directors, and (c) in the case of investment funds, a valid photo I.D. of the representative and documents proving representation, including the representation agreement and copy of the by-laws of the fund in effect, the organizational documents of its director or manager, as the case may be, and the minutes electing the managers of the director or manager. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization shall not be necessary. Note that documents in English and Spanish do not need to be translated. Shareholders may exercise the right to vote by means of: (i) absentee ballot, with the sending of voting instructions prior to the Meetings; or, (ii) participation via the Zoom electronic system at the time of the Meetings. For voting by absentee ballot, the shareholder must send, by April 23, 2021 (inclusive), the filling instructions, sending the respective absentee ballot: 1) to the registrar of the shares issued by the Company; 2) to their custody agents to provide this service, in the case of shareholders holding shares deposited with a central depository; or, 3) directly to the Company. For additional information, the shareholder must observe the rules provided for in CVM Instruction No. 481/2009 and the procedures described in the Manual for Participation in Meetings. Participation via the Zoom system will be restricted to shareholders, their representatives or attorneys-in-fact, as the case may be, who are accredited under the terms described in the Meeting Participation Manual, and who enter the system by the time the Meetings are opened. Accreditation must be carried out by April 28, 2021, filing the form available at www.vale.com/assembleia. Rio de Janeiro, March 15, 2021. José Maurício Pereira Coelho Chairman of the Board of Directors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 15 2021		Head of Investor Relations